April 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dorman Yale Erin Jaskot Suzanne Hayes Ibolya Ignat Jim B. Rosenberg

Re:	Zymeworks Inc.

Registration Statement on Form F-1 (File No. 333-217100)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 18, 2017 and the date hereof, approximately 1,456 copies of the Preliminary Prospectus dated April 17, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, April 27, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Citigroup Global Markets Canada Inc.

Barclays Capital Inc.

As representatives of the several underwriters,

Citigroup Global Markets Canada Inc.

By:	/s/ Grant Kernaghan
Authorized Signatory

Barclays Capital Inc.

By:	/s/ Victoria Hale
Authorized Signatory

[Signature Page to Acceleration Request of the Underwriters]